DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03006060

January 24, 2003

Joseph Lunin
Pitney, Hardin, Kipp & Szuch LLP
P.O. Box 1945
Morristown, NJ 07962-1945

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

Re: Hudson United Bancorp
Incoming letter dated December 13, 2002

Dear Mr. Lunin:

This is in response to your letters dated December 13, 2002 and January 7, 2003 concerning the shareholder proposal submitted to Hudson United by Gasper M. Morin. We also have received letters from the proponent dated January 8, 2003 and January 13, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Gasper M. Morin
1050 Cumbermeade Road
Fort Lee, NJ 07024

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

RECEIVED
2003 JAN 16 PM 3:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 13, 2003

VIA Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

This rebuttal is in response to Hudson United Bancorp's opposition to my Shareholder Proposal. I have enclosed six copies of this letter along with exhibits to refute the bank's arguments and support my request that the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") recommend enforcement action if Hudson omits my Proposal from its 2003 proxy material. A copy of this letter is also being sent to the Corporate Secretary of Hudson United Bancorp.

Hudson's opposition (Hudson's Argument) is replete with egregious falsehoods in an attempt to deceive the SEC and ultimately its shareholders.

Hudson's Argument states "*Gaspar Morin inserted himself into the litigation by taking control of, and managing, the litigation, and by being the spokesman for Diodato and Frances in settlement discussions*" and it goes on to state "*During settlement discussions, counsel for Diodato and Frances raised the possibility of the Proponent agreeing to refrain from any requests or allegations relating to Hudson, such as the Proposal and the disposition of all the stock of Hudson owned by them. A proposal set forth in a written settlement agreement prepared by council for Diodato and Frances, includes specific provisions relating to the Proponent and the Proponent would be a signatory, etc. etc.*". This is a total fabrication meant to deceive the SEC. I never spoke with Hudson or any of their representatives about any possible settlement, nor have I committed any of the acts Hudson has accused me of doing. In mid April of 2002, my brother told me that Hudson's attorneys started settlement discussions by using threats, intimidation and coercion. My brother's family subsequently rejected the settlement prepared by Hudson's attorney. A couple of days ago I obtained a copy of Hudson's settlement (enclosed as Exhibit C). Page 1 of exhibit C is the cover letter showing the letterhead of Lowenstein Sandler (attorney for Hudson and preparator of the settlement). Exhibit C page 6 of settlement reveals one of the provisions in the settlement proposed by Hudson was for me to surrender my Hudson shares for market value within ten days. Exhibit C page 7 indicates which firms represent Hudson and which firm represents Diodato and Frances Morin. I have no representation.

Hudson's Argument also states "*Proponent has already submitted this proposal before, though Hudson has omitted it from proxy material because the proponent did not own the required number of shares*" and "*Proponent only recently acquired the requisite number of shares to submit a proposal*". This is a lie. I submitted a proposal on April 9, 2002 for inclusion in the April 2003 proxy but did not know I needed to include a letter from my broker as required for shareholder eligibility. On April 19, 2002 Hudson's Corporate Secretary sent me a letter (attached as Exhibit D) ostensibly rejecting my proposal. You will note that Hudson's rejection is dated the same day as the settlement they claim they did not prepare. Realizing I needed to provide proof of ownership, on November 11, 2002, I submitted my proposal with my broker's letter attesting to the fact that I had continuously held Hudson securities with at least $2,000 in market value for at least one year. Hudson endeavors to make you believe I purchased my shares after their April 19, 2002 rejection, yet, in their December 13, 2002 no-action request, they do not challenge the proposal based on the one-year ownership eligibility requirement.

Hudson's Argument goes on to state my proposal "is false and misleading with respect to any material fact" and "without factual foundation", yet when you read my proposal (attached as Exhibit E), you will discover that everything included is based on facts provided by Hudson to the SEC, historical information on stock value and public records on recent indictment of a Senior Vice President at Hudson. A review of stock transactions of Hudson United Bank and stocks of banks acquired by Hudson United indicated numerous possible violations of insider trading rules. One example is Jeffbanks, Inc. acquired by Hudson United Bank in 1999. Page 31 of Hudson United form type 424B3 filed on August 17, 1999 with the Securities Exchange Commission (Attached as Exhibit A) states that "*Hudson United Board of Directors met on May 18, 1999*" and "*unanimously approved moving forward with the merger*". Attached as Exhibit B is a May 21, 1999 historical quote for Jeffbanks retrieved from the internet site CBS MarketWatch.com. It shows that in less then three days after the merger vote, Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson United Bank and Jeffbanks entered into the merger agreement on June 28, 1999 and the merger was made available for public dissemination on June 29, 1999. The merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating that the buyers in the initial three day window knew the offer price. It is important to note that Jeffbanks is just the last of over 30 acquisitions Hudson United made in the 1990s.

Hudson endeavors to make you believe that the sole purpose of my proposal was "*to gain leverage for the litigation involving the Proponent and the Proponent's family*" and is "*an attempt to coerce Hudson to settle its case with Diodato*". First of all, I am not involved in any litigation with Hudson presently. Second of all, my April 22, 2001 letter to the SEC Complaint Center removed any leverage I conceivably had. That letter along with several more communiqués with the Complaint Center and my letter to Arthur Anderson refute Hudson's leverage argument. As a matter of fact, Hudson's threats and intimidation of my brothers family in late April and May of 2002 served as leverage for Hudson in their attempt to dissuade me from pursuing my rights as a shareholder.

I object to Hudson's request "*If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these*

matters prior to the issuance of its Rule 14a-8 response". What are they thinking; if the lies in their arguments are not convincing they have other lies to tell? If they had any truthful and relevant information they should have provided it in their seven-page argument rather then embodying their argument with a litany of lies.

Background Facts:

My brother Diodato Morin was a Vice President with Washington Bancorp and worked with the bank for about 20 years until his discharge on September 28, 1990. In 1989 and 1990, he complained to the President and to the CEO, Theodore J. Doll and Paul Rotundi, about improper activities and practices by the bank; loan loss reserve manipulation to effect stock value, stock manipulation by Mr. Doll to buy company stock at one third value, insider trading, and the questionable nature and viability of the bank's largest loan (over $8 million) to a partner of Mr. Doll. In spite of my brother's concerns, Mr. Doll refused to reclassify the $8 million loan to un-collectable status and Mr. Doll's partner went into bankruptcy just a couple of months after my brother's wrongful discharge. Hudson's Argument implies that Diodato has a very weak case and states "*Diodato's prospects for winning his case seem low*", yet in more then 11 years that the case has been in court, and with more then 11 years of legal fees incurred by Hudson and a court ordered indemnification compelling Hudson to pay for Diodato's legal fees, Hudson has never asked the court for a summary judgment. Hudson also states that Diodato was responsible for losses in excess of $1 million, yet they never applied for relief from the insurance company that provides a blanket bond for such losses.

On October 4, 1993 NASD halted trading of Washington common stock, filed an inquiry on significant increase in volume and market price of Washington common stock, and demanded disclosure of merger information to the public. This occurred during the negotiation process and prior to public announcement of the Washington and Hudson United merger agreement. The merger was consummated on June 30, 1994 and Hudson United appointed Theodore J. Doll as President of Hudson's stock trading division.

On January 18, 2001, I requested an investigation and a derivative action by Hudson against individuals responsible. I outlined various reasons for the investigation including potential insider trading violations and specifically requested an investigation of the trades made for the acquired companies, and never stated insiders traded but rather suspected insiders defrauded the shareholders by misappropriating confidential information in violation of a fiduciary duty. On March 22, 2001 Hudson forwarded a letter to me stating that, based on an internal investigation, it is not taking any action related to my request because no improper trading had occurred among Hudson management. Considering the egregious falsehoods Hudson attempted to perpetrate on the SEC in their December 13, 2002 arguments, can they really be trusted to tell the truth and police themselves?

On April 22, 2001 I submitted a complaint by certified mail to the SEC Complaint Center and also corresponded with several email communiqués with the Center. On October 22, 2001, I sent a letter to Hudson's auditors Arthur Anderson. In the letter I informed Arthur Anderson of my concerns; including insider trading violations, self-dealings, and a conflict of interest as it relates to the Compensation Committee and

executive salaries. I informed them that my concerns were of material matter and required a review by an independent body and that Hudson United Bancorp shareholders were exposed to losses, insider theft, criminal violations and violations of Banking regulations of material in nature and asked that they diligently investigate these matters and properly disclose them before certification. On July 26, 2002 I submitted to the SEC Complaint Center a copy of that letter and told them that nothing had been done by Arthur Anderson to address my concerns.

On May 8, 2002 a Senior Vice President and Loan Officer of Hudson, Mr. Luis Nieves, was indicted for conspiring to commit mail fraud, facilitating mail fraud scheme, bank bribery, conspiring bank fraud, check kiting, and money laundering. According to the indictment, in year-end 1998 a check for $824,000 was issued for the purposes of evading taxes and creating a significant overdraft. Year-end overdrafts are more closely scrutinized because year-end is a cutoff date for auditing and financial reporting. The check kiting and overdrafts schemes involved millions of dollars over a period of five years. Since top management is responsible for reviewing accounts on a daily basis to detect significant overdrafts, it strains credulity that they and Arthur Anderson were unaware of Mr. Nieves activities involving millions of dollars in overdrafts for over five years. There are major concerns about management's inability or intentional disregard of significant overdrafts, and Hudson's neglect in covering the Nieves and Arthur Anderson matter in their seven-page argument heightens that concern.

Since Hudson refused to pursue a derivative action which would have enabled them to use subpoena power and since Hudson admits in their arguments that their hands are tied with respect to a shareholder investigation lacking subpoena power, perhaps the SEC can honor their request and investigate this matter or forward a referral to the US Attorney who is presently prosecuting Mr. Nieves: Mr. Christopher J. Christie, at the Peter Rodino Federal Building, 970 Broad Street, Suite 700, Newark, New Jersey 07102, Phone: (973) 645-2700, Fax: (973) 645-2702.

I am not an attorney and do not know what case law or statute to refer to for my argument. I am submitting my rebuttal Pro Se because I cannot afford an attorney, let alone a securities legal expert from a prestigious firm. I am only an investor trying to protect my rights and I believe truth matters most when considering management's willingness for greater disclosure and transparency. To quote the SEC "*To meet the SEC's requirements for disclosure, a company issuing securities or whose securities are publicly traded must make available all information, whether it is positive or negative, that might be relevant to an investor's decision to buy, sell, or hold the security*". Based on the egregious falsehoods in Hudson's Argument and the facts I presented, it is patently obvious that serious credibility issues exist with Hudson's management. Without an independent investigation by shareholders, the SEC or the DOJ, how can shareholders be assured of the safety of their investment?

Please inform me of your decision so that, if needed, I may exercise my right to appeal. Thank you for the opportunity to submit my rebuttal and for your time and patience in reading it.

Yours truly,

[signature]

Exhibit A

Background of and Reasons for the Merger

Background

On March 10, 1999, Ken Neilson, Chairman and CEO of Hudson United, and Robert B. Goldstein, President and Chief Operating Officer of JeffBanks, met at a banking conference where Mr. Neilson indicated his interest in speaking with officials of JeffBanks about banking issues in the Philadelphia and South Jersey market. Mr. Goldstein suggested that he contact his office to set up such a meeting.

On March 31, 1999, Mr. Neilson met with Mr. Goldstein and Betsy Z. Cohen, Chairman and Chief Executive Officer of JeffBanks, at Mrs. Cohen's office to discuss the possible combination of the two banks and to hear Mr. Neilson's investor presentation. After that meeting, Mrs. Cohen and Mr. Goldstein had conversations with Donald Delson of Keefe, Bruyette & Woods, Inc., regarding the economic advantages of a merger with Hudson United compared to other potential merger partners.

On April 23, 1999, Mr. Neilson, Mrs. Cohen and Mr. Goldstein met in Mr. Neilson's office where they continued discussions about the possible combination. Mr. Neilson, Mrs. Cohen and Mr. Goldstein all met again with Mr. Delson in Princeton, New Jersey on May 18, 1999 to discuss specific issues relating to structure and exchange ratios. After that meeting, Mrs. Cohen requested Mr. Delson to prepare materials for presentation to JeffBanks' board of directors.

Hudson United's board of directors met on May 18, 1999. The directors discussed the possible merger with JeffBanks at length, then unanimously approved moving forward with the merger.

JeffBanks' board of directors met on May 21, 1999, where Mr. Delson made a presentation on the possible combination with Hudson United. The board of directors determined to have Mr. Delson continue discussions with Hudson United regarding the exchange ratio. The board of directors met again on June 22, 1999, where Mr. Delson presented information on the value of a combination with Hudson United versus a combination with certain other possible merger partners. JeffBanks' board of directors determined to continue to pursue the Hudson United combination.

On June 26, 1999, JeffBanks' board of directors convened by telephone meeting where they discussed the results of JeffBanks' due diligence on Hudson United and issues to be further discussed with Mr. Neilson regarding lending activity of a separate Jefferson Bank Division. The Board gave unanimous consent to continue the negotiations. Later that day, a telephone conference call meeting was held with Mr. Neilson, John McIlwain and Chris Witkowski from Hudson United and Mrs. Cohen, Mr. Goldstein and Mr. Edward Cohen (Chairman of the Executive Committee and Board member) from JeffBanks and Mr. Delson and two of his associates. Specific issues regarding due diligence and timing were discussed in preparation for the subsequent Board meetings to discuss approval of the Merger.

Early on the morning of June 28, 1999, JeffBanks' board of directors met by telephone and heard presentations by Mrs. Cohen and Mr. Delson at which Mr. Delson rendered an oral opinion that the exchange ratio was fair to JeffBanks and its shareholders. After discussion, JeffBanks' board of directors voted to proceed with the merger and recommended that the JeffBanks shareholders vote to approve and adopt the merger agreement. Hudson United and JeffBanks entered into the merger agreement on June 28, 1999.

Exhibit B

Historical Quote

Change Symbol:

Enter Date: 5/21/99

JeffBanks Inc (NASDAQ NM) Chart Financial Analyst Insider Msg News Option SEC

JEFF 30.13 +0.81 +2.77% Vol:39,600 12:00am 11/30/99

Historical Quote For: JEFF

Friday, May 21, 1999

Closing Price:	27
Open:	26
High:	28.75
Low:	25.75
Volume:	125,700


JEFF Daily
6/18/99
32
30
28
26
24
22
20
May
Jun
© BigCharts.com

No Splits

LOWENSTEIN SANDLER PC
Attorneys at Law

Exhibit C
Cover Letter

FACSIMILE TRANSMITTAL SHEET

FROM: Jeffrey J. Wild

DATE: Friday, April 19, 2002 3:12:24 PM

TELEPHONE: 973.597.2554

DIRECT FAX: 973.597.2555

TO: Robert E. Margulies, Esq.

FACSIMILE NUMBER: 12013331110

VOICE NUMBER: 12013330400

TOTAL PAGES (WITH COVER): 11

CLIENT NUMBER: H7005/2

:f you have any trouble with this transmittal, please call 973.597.2554 (Jeffrey J. Wild)

Enclosed is a draft Settlement Agreement, which is being provided subject to review by my clients. Please letr me know if you have any comments. Of course, no settlement will become effective unless and until a Settlement Agreement is signed by all parties.

65 Livingston Avenue
Roseland, NJ
07068-1791

Tel 973.597.2500
Fax 973.597.2400
www.lowenstein.com

Exhibit C
page 6

5. **Cessation of Claims Regarding Corporation**. Within ten days of the date of this Agreement, Morin, Frances and Gaspar shall sell, through a broker of their choosing, any securities of the Corporation that they may still own, either directly, indirectly or beneficially, either through themselves, through any trust or legal entity, or through any members of their families, and they shall not acquire any such ownership interest at any time in the future. In addition, Morin, Frances and Gaspar (either acting through themselves, through any trust or legal entity, or through any members of their families) shall: (a) withdraw any requests, allegations or demands relating in any way to the Corporation, to the Bank, or to any current or former officers, directors, employees or shareholders of the Corporation or the Bank (hereafter, any "Corporate Allegations"); (b) cease and desist from making any Corporate Allegations at any time in the future to any person or entity; (c) forbear from making any disparaging comments to any person or entity about the Corporation, the Bank, or any of their current or former officers, directors, employees or shareholders; (d) forbear from applying for or maintaining any account of any kind with the Bank (including, but not limited to, any checking, savings or loan account).

6. **Releases**. By signing below, the parties give up any and all claims against each other (including claims by one party against the other party's predecessors, successors, assigns, parent companies, affiliates and any of their officers, directors, members, attorneys, subcontractors, agents and other representatives) based on anything that has happened up until the signing of this Agreement, including (but not limited to) any claims that were or could have been asserted in the State-Court Litigation or the Adversary Proceeding; provided however, that nothing in this Agreement shall in any way release the right of any party to enforce this Agreement, release any obligations under any loan documents executed by any member of the Morin family, or release any claim that is preserved under this Agreement.

7. **Enforcement of Agreement**. The parties consent to the Judge retaining jurisdiction to enforce this Agreement. (If for any reason the Judge is unable to continue handling any matters described in this Agreement, the parties consent to the Judge or the Court appointing a successor.) Any party that breaches this Agreement shall be liable for all damages

Exhibit C
page 7

(including, but not limited to, reasonable attorneys' fees and other legal expenses) caused by the breach.

8. Notices. Any notices pursuant to this Agreement shall be deemed effective if sent by telecopy (with confirmed receipt), by FedEx or by United States Express Mail to the following addresses (or to such other substitute address as either party may hereafter designate in writing):

TO BANK OR CORPORATION:

Lowenstein Sandler PC
Att'n: Jeffrey J. Wild, Esq.
65 Livingston Avenue
Roseland, New Jersey 07068
(973) 597-2555 (telecopy)

-and-

McElroy, Deutsch & Mulvaney
Att'n: Florina A. Moldovan, Esq.
1300 Mt. Kemble Avenue
Morristown, New Jersey 07962
(973) 425-0161

TO MORIN, FRANCES OR GASPAR:

Margulies, Wind, Herrington & Knopf
Att'n: Robert E. Marguiles, Esq.
15 Exchange Place
Jersey City, New Jersey 07302
(201) 333-1110 (telecopy)

9. Applicable Law. This Agreement shall be governed by and interpreted in accordance with New Jersey law, without giving effect to any choice-of-law principles.

10. Complete Agreement. This Agreement represents the entire agreement between the parties hereto, and there are no understandings or agreements except those specifically stated in this Agreement. The terms of this Agreement may not be modified except

1000 MacArthur Boulevard
Mahwah, NJ 07430
(201) 236-2641
FAX (201) 236-2649

D. Lynn Van Borkulo-Nuzzo, Esq.
Executive Vice President
Corporate Secretary

HUDSON UNITED BANCORP HUB

Exhibit D

April 19, 2002

G.M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

Dear Mr. Morin:

We have your letter dated April 9, 2002, in which you request your proposal, as attached to your letter, be presented to the shareholders at the next shareholders meeting of Hudson United Bancorp, which we anticipate being sometime in April, 2003.

In order to be eligible to submit a proposal to us to for inclusion in our proxy materials under the Securities Exchange Act of 1934, you must have held a specified market value of our outstanding securities or a specified percentage of our outstanding securities for at least one year prior to the date of your proposal submission. You must then continue to hold the securities until the day of the proposed meeting.

With your letter you did not include any verification that you hold the requisite amount or value of shares. The rules require that when you submit your proposal to us, "you must prove your eligibility." From our own records we can only establish that you own three shares which in terms of either value or percentage falls far short of the requirements for eligibility.

Even if you do own other shares of which we are not yet aware, your submission fails to comply with the requirement that you furnish to us a written statement with respect to your ownership and your continued ownership and to otherwise prove your eligibility to the us.

Based upon the foregoing, your proposal is rejected. However, you can resubmit your proposal if you cure the eligibility deficiencies. Your response to us must be postmarked or delivered to us no later than 14 days from the day you receive this notice.

You should note that the foregoing relates solely to the eligibility requirements which you have not met. The proposal itself is objectionable and can, in our view, be excluded. However, the details of such exclusion will be provided to you only if you meet the eligibility requirements.

If you have any questions, please feel free to call me.

Very truly yours,

Exhibit E

WHEREAS: Review of disturbing revelations from SEC Filings by Hudson and recent indictment of a senior lending officer creates suspicion and uncertainty of management's willingness for greater disclosure and transparency.

RESOLVED: The shareholders of Hudson United Bancorp request the Board of Directors appoint an independent shareholders committee to investigate possible corporate misconduct. Since independence is key, the Board members, their underlings, friends and associates must not participate or have any influence over the investigation.

Statement in Support of Proposal

Corporate misconduct involves violations of laws and regulations and is recognized in various forms: insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery. These violations pose a serious threat to investors.

Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of the last of over 30 acquisitions Hudson made this past decade.

On May 8, 2002 a Senior VP and Loan Officer of Hudson was indicted for conspiring to commit mail fraud, facilitating mail fraud scheme, bank bribery, conspiring bank fraud, check kiting, and money laundering. The check kiting and overdrafts schemes involved millions of dollars over a period of five years. Since top management is responsible for reviewing accounts on daily basis to detect significant overdrafts, it strains credulity that they and Arthur Anderson were unaware of these activities for five years.

The Compensation Committee determines officers' fair market compensation. Proxy statements 1998 to 2001 reflect abuse as to work, services and product sales to Hudson by members of Committee. During these four years, Mr. Poggi, Chairman of committee, received $1,767,254 and Mr. McBride, committee member received $1,302,071. When you shower compensation committee members with perks you win their devotion.

According to Proxy statements, since 1991, Arthur Anderson audited Hudson's financial statements and served as consultant for other matters. For 2000 and 2001 Arthur Anderson received $453,000 in audit fees and $1,023,222 in all other fees. Retention of accounting firms, serving as independent auditors, for work other then audit services, can impair the independence of the auditor. It is imperative that investors have confidence in the integrity of the financial statements and the independence of the audit.

PITNEY, HARDIN, KIPP & SZUCH LLP
(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945
(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

JOSEPH LUNIN
DIRECT DIAL NUMBER
(973) 966-8200
E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 682-3485

RED BANK, NEW JERSEY
(732) 224-1200
FACSIMILE (732) 224-3630

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

January 7, 2003

VIA UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Additional Correspondence
Shareholder Proposal of Gaspar Morin - 14a-8(j):
14a-8(i); 14a-8(i)(3); 14a-8(i)(1); 14a-8(i)(7)

Our letter to you dated December 13, 2002, inadvertently left off two lines of text on the top of page 3. We have enclosed, as additional correspondence, the referenced letter with the two lines of text on the top of page 3 which had been inadvertently omitted in the printing of our initial letter to you. We have left the same date on the enclosed letter as the original.

We have sent a copy of this letter and the enclosed letter to Mr. Morin.

Very truly yours,

JOSEPH LUNIN

Enclosure
cc: Gaspar Morin

983547A01010703

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945
(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

JOSEPH LUNIN
—
DIRECT DIAL NUMBER
(973) 966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 682-3485

RED BANK, NEW JERSEY
(732) 224-1200
FACSIMILE (732) 224-3630

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 13, 2002

VIA UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp
Shareholder Proposal of Gaspar Morin – 14a-8(j):
14a-8(i)(4); 14a-8(i)(3); 14a-8(i)(1); 14a-8(i)(7)

On behalf of Hudson United Bancorp ("Hudson") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a shareholder proposal (the "Proposal") submitted by Gaspar Morin (the "Proponent") for inclusion in Hudson's proxy materials to be distributed in connection with its 2003 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") that it will not recommend enforcement action if Hudson omits the Proposal from its 2003 proxy materials for the reasons set forth in this letter.

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent to the Proponent as notice of the Company's intention to omit the Proposal from its proxy materials.

The Proposal consists of:

(a) one whereas clause which relates to suspicion and uncertainty of management's willingness for greater disclosure

(b) a resolution which specifically requests that Hudson establish an independent shareholders committee to investigate possible corporate misconduct, as follows:

> RESOLVED: The shareholders of Hudson United Bancorp request the Board of Directors appoint an independent shareholders committee to investigate possible corporate misconduct. Since independence is key, the Board members, their underlings, friends and associates must not participate or have any influence over the investigation.

A copy of the Proposal is attached to this letter.

I. Background

The Proponent's brother Diodato Morin ("Diodato") and Diodato's wife, Frances Morin ("Frances"), initiated litigation in New Jersey state court against Washington Savings Bank ("WSB") in 1991, alleging that Diodato had been discharged in 1990 "without reason or cause" from his job as Vice President of WSB. Frances sought damages based on her alleged deprivation of "the services, society, and consortium of her husband" and on an anticipated long period of future deprivation. WSB asserted a counterclaim alleging that homes owned by Diodato, his wife, and his wife's parents were sold to persons affiliated with a group of borrowers from WSB for amounts that were far in excess of the properties' true values, and that Diodato, in his capacity as a senior officer at WSB, reviewed, recommended approval, and approved loans to that group of buyers knowing that the applications contained false or misleading information. WSB incurred losses in excess of $1 million because of these loans. Diodato is alleged to have lied in a questionnaire given to him by WSB, in which he allegedly falsely stated that neither he, nor members of his immediate family, engaged in personal financial transactions with a borrower from WSB within a certain time frame.

After commencement of the state court litigation, WSB was acquired by Hudson. Diodato and Frances subsequently filed for bankruptcy. The claims from the state court litigation were consolidated in the bankruptcy court, along with a proceeding brought by Hudson to challenge the Morins' right to a bankruptcy discharge. That litigation in bankruptcy court continues to the present time. A related issue involves a claim by Diodato that he suffered psychiatric illness as a result of his being terminated by WSB, and allegedly has been disabled ever since. Hudson, however, disputes that claim, based on evidence it has obtained.

Although the claim against WSB, now against Hudson, was a claim asserted by Diodato and Frances, the Proponent, Gaspar Morin, has inserted himself into the litigation by taking control of, and managing, the litigation, and by being the spokesman for Diodato and Frances in settlement discussions. The Proposal appears to have been submitted as a nuisance, in an attempt to coerce Hudson to settle its case with Diodato.

During settlement discussions, counsel for Diodato and Frances raised the possibility of the Proponent agreeing to refrain from any requests or allegations relating to Hudson, such as the Proposal and the disposition of all the stock of Hudson owned by them. A proposal set forth in a

written settlement agreement prepared by counsel for Diodato and Frances, includes specific provisions relating to the Proponent and the Proponent would be a signatory.

The Proposal does not appear to be grounded in good faith concerns about the company that would interest other shareholders, but rather in efforts to harass Hudson and try to gain leverage for the litigation involving the Proponent and the Proponent's family.

In a letter dated January 29, 2001, addressed to all of the board members of Hudson, the Proponent raised questions similar to those in the Proposal concerning insider trading at the time of Hudson's acquisition of JeffBanks. The board, then ordered an investigation into the allegations made by the Proponent. The allegations made by the Proponent relate to trading in shares of JeffBanks, not trading in Hudson shares, and were based on publicly available information. The reference in the proposal to "meeting discussions" was taken from the merger proxy statement. The trading prices were from public sources. The investigation, involving an inquiry into trading activity in shares of JeffBanks by Hudson personnel as well as those personnel continuing with JeffBanks or Hudson after the acquisition, concluded with a finding that no improper trading had occurred among the Hudson and the available Jeff Banks personnel. The Proponent was advised of the investigation and the results, to which he did not respond.

Rather, he submitted a shareholder proposal along the lines of the proposal now made. The proposal was rejected last year because he only owned three common shares of Hudson, which was insufficient under Rule 14a-8(b). The Proponent has recently acquired the necessary minimum number of shares so that he may submit this proposal, thus suggesting that his primary purpose of purchasing shares was to continue to make the proposal which he is using as leverage in the litigation to harass the corporation into offering a settlement.

II. Statement of Reasons Supporting Exclusion

Hudson believes that the Proposal may properly be excluded from its 2003 proxy materials under Rule 14a-8 for the reasons set forth below.

A. *The Proposal may be excluded because it relates to a personal grievance - Rule 14a-8(i)(4)*

Under Rule 14a-8(i)(4) a corporation may exclude a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large." Even where a proposal has been drafted in such a way that it appears to address issues of potential interest to other shareholders, the Division may nevertheless exclude the proposal if the facts make clear that it was submitted with the purpose of furthering the proponent's personal interest or redressing a personal grievance. *See Release No. 19135* (Oct. 14, 1982).

In submitting the Proposal, the Proponent appears to be seeking to compel Hudson to act in accordance with his own personal interests by securing a settlement for himself, and for Diodato and Frances as well, for alleged harm suffered by Diodato in his alleged wrongful dismissal. Because the Proponent has conducted the settlement negotiations on behalf of his brother, and because the Proponent himself has become a settlement party in his brother's lawsuit, the Proponent has an interest in the outcome or settlement of Diodato's lawsuit. Because Diodato's prospects for winning his case seem low and the Proponent's interest in Diodato's lawsuit is even lower, the Proponent apparently believes that he has much to gain by offering to withdraw his proposal in exchange for a settlement of Diodato's lawsuit. Indeed, in the context of settlement negotiations, the Proponent has offered to sell his Hudson stock, withdraw his Proposal, and not to submit the Proposal again in the future, which demonstrates that achieving the substance of the Proposal is not his primary interest.

Because the Proponent only recently acquired the requisite number of shares to submit a proposal, it is likely that his primary purpose is to compel Hudson to settle Diodato's lawsuit, rather than to change a corporate policy that concerns other shareholders. In light of these facts, Hudson strongly believes that the Proponent has submitted his proposal for the purpose of coercing Hudson to offer a settlement favorable to himself and Diodato for Diodato's alleged injuries.

In *Exxon Mobil Corp.* (Mar. 5, 2000), the Division adhered to a no action position with regard to Exxon Mobil's exclusion of a proposal to create a committee to investigate and remedy improper sexual behavior because the Division believed that the proponent was motivated by his personal desire to harass and embarrass a particular employee. Much like the proposal in this case, in the above no action letter, the proponent requested further action on the part of the corporation in a matter in which the corporation had completed a thorough investigation of the allegations and in which the shareholders could not compel the corporation to take further action. *See id.* Although in *Exxon Mobil Corp.* the proposal was written in such a way that it appeared to rectify a concern that other security holders shared, in considering the facts surrounding the proposal, the Division identified the proposal as deriving from the proponent's personal interest, and accepted Exxon Mobil's request to exclude the proposal from proxy materials. *Id.*

If the Division advises that because the Proposal derives from the Proponent's personal interest, it will not recommend enforcement action if Hudson omits the Proposal, we request that the Division allow Hudson to exclude any similar proposals that the Proponent, Diodato, or Frances submit in the future. The Division has granted such requests in the past. *See Exxon Mobil Corp.* (Mar. 5, 2000). The Proponent has already submitted this proposal before, though Hudson has omitted it from proxy materials because the Proponent did not own the required number of shares. Because the Proponent's goal appears to be to harass Hudson, it seems likely that if the Proposal is excluded the Proponent will continue to submit proposals. If the Division permits Hudson to apply the Division's advice against enforcement to future proposals, the use

of the proxy proposal mechanism would no longer be available to the Proponent in his efforts to force a settlement of the litigation.

B. ***The Proposal may be excluded because it is misleading - Rule 14a-8(i)(3)***

Pursuant to Rule 14a-8(i)(3) a corporation may exclude a proposal that is contrary to any of the SEC's proxy rules, including Rule 14a-9, which states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading." Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," may be misleading. A shareholder proposal may be excluded when it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. *See Philadelphia Elec. Co.* (July 30, 1992).

The Proposal is misleading to shareholders because, even if shareholders were to agree with the Proponent's assessment of problems within Hudson, the investigating committee that the Proposal would create would not have the power to be effective to deal with these alleged problems. Hudson has already investigated the alleged insider trading with respect to the acquisition of JeffBanks. Hudson has interviewed Hudson employees that had been employees of JeffBanks. The investigation determined that these employees and directors did not act improperly. Hudson cannot investigate the insider trading with respect to former JeffBanks employees that did not work for JeffBanks or Hudson subsequent to the acquisition. The charges concerning Hudson's improper conduct with respect to the insider trading investigation are without a factual foundation. The Proposal, as written, suggests to shareholders that Hudson should engage in further investigation, which is misleading because the proposed shareholder investigating committee would lack the power to subpoena, and therefore would not be able to conduct any investigation beyond that initially done by Hudson.

If the Proponent is genuinely concerned about insider trading in connection with the JeffBanks acquisition, he can contact the proper authorities, the New York Stock Exchange or the SEC, because neither Hudson nor its shareholders are legally capable of conducting a further investigation.

The Proposal states that Hudson has given improper compensation to its directors. This statement is misleading because although several directors' companies received payment for services provided, the directors were not paid in their personal capacity. These payments to the directors' companies were disclosed in Hudson's proxy statements. The Division has permitted a company to exclude from proxy materials a "charge that impugned the character, integrity and personal reputation" of the members of its board of directors. *See MasoTech, Inc.* (Apr. 3, 2000). Therefore, because the Proponent's allegation of improper conduct on the part of Hudson's directors and Hudson's management lacks factual foundation and because the character of the directors has been impugned, the Proposal is misleading to shareholders and Hudson may omit it from the proxy statement. Furthermore, these statements have nothing to do with the actual proposal. They have been included only as harassment.

C. *The Proposal may be excluded because it is not a proper subject for action by shareholders - Rule 14a-8(i)(1)*

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In accordance with New Jersey law, "the business and affairs of a corporation shall be managed by its board, except as in this act or in its certificate of incorporation otherwise provided." N.J.S.A. §14A:6-1(1). No provisions exist in Hudson's certificate of incorporation or its by-laws which limit the power of its board of directors to manage the corporation's business and affairs. Hudson's board of directors has already completed a full investigation of the alleged insider trading and the shareholders have not been given the power to conduct their own investigation. Therefore, the Proposal may be excluded from proxy materials because it is an improper subject for action by shareholders, because the committee it seeks to create would interfere with the powers conferred upon the board of directors by New Jersey law and preserved by the corporation's certificate of incorporation and the by-laws.

D. *The Proposal may be excluded because it relates to the company's ordinary business operations - Rule 14a-8(i)(7)*

Rule 14a-8(i)(7) permits companies to exclude shareholder proposals "dealing with matters relating to the conduct of a registrant's ordinary business operations." The Commission favors such a principle because "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight" and because it is inefficient for shareholders to "micromanage" complex issues about which they, as a group, would be unable to make informed judgments. *See Exchange Act Release No. 40018* (May 21, 1998). Proposals that address "sufficiently significant policy issues," such as significant discrimination matters, are not excludable because they transcend matters of daily business. *See id.* The Commission directs that in this context,

the term "ordinary" refers to core business matters, and should not be given its plain-language meaning. *See id.*

The Division has adhered to a no action position with respect to a proposal which sought to delegate to a stockholder committee the responsibility of investigating allegations of illegal activity within an insurance company. *See Allstate Corp.* (Feb. 16, 1999).

The Proposal may be excluded under Rule 14a-8(i)(7) because it precisely illustrates the concerns underlying the rule. The investigation of alleged insider trading is an "ordinary" business matter within the purview of the board's power. A proposal which allows shareholders to vote to create a committee with no authority, to investigate a matter which the board of directors has already fully investigated and put to rest, exemplifies the problems that micromanagement presents. The alleged need for a further investigation, which follows complete investigations by the corporation itself, is not a "sufficiently significant policy issue" requiring the corporation to publish the Proposal. Because the Proposal relates to the conduct of Hudson's ordinary business operations and because policy interests favor its exclusion, Hudson may omit the Proposal from its proxy materials.

III. Conclusion

For the foregoing reasons, Hudson believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8200 if you should have any questions or need additional information.

Very truly yours,

JOSEPH LUNIN

Enclosure
cc: Gaspar Morin
Lynn D. van Borkulo-Nuzzo, Esq.

G. M. Morin
105[illegible]
Fort Lee, New jersey 07024

HUDSON UNITED BANK
2002 NOV 14 A 8:56

November 11, 2002

Ms. D. Lynn Van Borkulo-Nuzzo
Corporate Secretary
Hudson United Bancorp
1000 Macarthur Blvd.
Mahwah, New Jersey 07430

Dear Ms. D. Lynn Van Borkulo-Nuzzo,

As a shareholder of record for a long period of time, in both company record and street name, I wish to submit a proposal for shareholder vote (attached). Based on your latest Proxy Statement, the deadline for submitting a proposal for the next annual meeting is November 15, 2002. Accordingly, I am sending my proposal to you via certified mail to guarantee you will receive it a couple of days prior to the deadline.

The record holder of my securities is Charles Schwab and their letter (attached) verifies that as of today I have continuously held HU securities with at least $2,000 in market value for at least one year, as is required for shareholder proposal eligibility.

I will continue to hold all my HU securities through the date of the meeting of shareholders at which I will appear in person.

I require from you the list of shareholders for solicitation of their vote.

Yours truly,

G M Morin

cc: Kenneth Neilson

WHEREAS: Review of disturbing revelations from SEC Filings by Hudson and recent indictment of a senior lending officer creates suspicion and uncertainty of management's willingness for greater disclosure and transparency.

RESOLVED: The shareholders of Hudson United Bancorp request the Board of Directors appoint an independent shareholders committee to investigate possible corporate misconduct. Since independence is key, the Board members, their underlings, friends and associates must not participate or have any influence over the investigation.

Statement in Support of Proposal

Corporate misconduct involves violations of laws and regulations and is recognized in various forms: insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery. These violations pose a serious threat to investors.

Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the aggreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of the last of over 30 acquisitions Hudson made this past decade.

On May 8, 2002 a Senior VP and Loan Officer of Hudson was indicted for conspiring to commit mail fraud, facilitating mail fraud scheme, bank bribery, conspiring bank fraud, check kiting, and money laundering. The check kiting and overdrafts schemes involved millions of dollars over a period of five years. Since top management is responsible for reviewing accounts on daily basis to detect significant overdrafts, it strains credulity that they and Arthur Anderson were unaware of these activities for five years.

The Compensation Committee determines officers' fair market compensation. Proxy statements 1998 to 2001 reflect abuse as to work, services and product sales to Hudson by members of Committee. During these four years, Mr. Poggi, Chairman of committee, received $1,767,254 and Mr. McBride, committee member received $1,302,071. When you shower compensation committee members with perks you win their devotion.

According to Proxy statements, since 1991, Arthur Anderson audited Hudson's financial statements and served as consultant for other matters. For 2000 and 2001 Arthur Anderson received $453,000 in audit fees and $1,023,222 in all other fees. Retention of accounting firms, serving as independent auditors, for work other then audit services, can impair the independence of the auditor. It is imperative that investors have confidence in the integrity of the financial statements and the independence of the audit.

RECEIVED
2003 JAN 14 PM 2:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024
Phone: (201) 886-2590

January 8, 2003

VIA Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

Dear Sirs,

I am in the process of compiling evidence to rebut Hudson United Bancorp's arguments submitted to you on December 13, 2002 and their additional correspondence submitted to you on January 7, 2003. Before you make your decision, please allow me a couple more weeks to complete my research and finalize my rebuttal. I am sorry for any delay but it was unavoidable. Two days ago my mother completed a 39 days stay at Pascack Valley Hospital of which several weeks were spent on life support. Sometimes life's tragedies make issues like Hudson United unimportant.

In Hudson's no-action request, they provided numerous egregious falsehoods and I wish to be able to refute their arguments with documented evidence. Please excuse my delay in responding and allow me the extra time needed so that I may fully and accurately rebut their arguments.

Thank you,

G M Morin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hudson United Bancorp
Incoming letter dated December 13, 2002

The proposal requests that the board of directors appoint an independent shareholder committee to investigate possible corporate misconduct.

There appears to be some basis for your view that Hudson United may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Hudson United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hudson United relies.

Sincerely,

Alex Shukhman
Attorney-Advisor